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                            September 3, 2020

       Ling Ni
       Chief Financial Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City, Guandong Province 510620
       Peoples Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Form 20-F For the
Fiscal Year Ended December 31, 2019
                                                            Response dated
August 25, 2020
                                                            File No. 001-38726

       Dear Mr. Ni:

              We have reviewed your August 25, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F/A for the Fiscal Year Ended December 31, 2019

       Notes to the Consolidated Financial Statements
       Note 2 Summary of Significant Accounting Policies
       Charge-off policies , page F-22

   1. In regard to the credit quality metrics of the loan portfolio, we note the deteriorating delinquency and NPL
ratios and the significant increases in nonaccrual and impaired loans greater than or equal
to 90 days past due during the fiscal year end December 31, 2019. In accordance with ASC
310-10-35-4, an impairment loss shall be recognized when, based on all available
information, it is probable that a loss has been incurred based on past events and conditions
that existed at the date of the financial statements. Further, under
                                                        ASC 310-10-35-41,
credit losses shall be deducted from the allowance for credit losses and charged-off in the
period deemed uncollectible. Based on the information presented, your charge-off policy,
as presently disclosed, does not appear consistent with U.S. GAAP
 Ling Ni
CNFinance Holdings Ltd.
September 3, 2020
Page 2
         guidance. Please provide us with your analysis of your accounting policy as it relates to this guidance, and revise your financial statements and related ancillary disclosures and tabular presentations, if appropriate.
2. In addition, provide us with a more specific breakdown of the loans equal to or greater than 180 days past due as of December 31, 2019 and the interim periods of fiscal 2020.
         Specifically, 180-269 days past due, 270-359 days past due and greater than 360 days past due for the periods presented.
        You may contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452
if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLing Ni                                      Sincerely,
Comapany NameCNFinance Holdings Ltd.
                                                               Division of
Corporation Finance
September 3, 2020 Page 2                                       Office of
Finance
FirstName LastName